EXHIBIT 10.1

***Text Omitted and Filed Separately
Confidential Treatment Requested
Under 17 C.F.R. §§ 200.80(b)(4)
and 17 C.F.R. 24b-2

BETWEEN:

ROBERT ALLAN
(The Employee)

AND

ROYAL WOLF TRADING AUSTRALIA PTY LTD
(Company)

EMPLOYMENT AGREEMENT

THIS AGREEMENT made on the _____ day of May, 2014

BETWEEN: **ROBERT ALLAN** of [...***...]* (**Employee**);

AND: **Royal Wolf Trading Australia Pty Limited** ACN 069 244 417 of Level 2, 2-28 Edgeworth David Avenue, Hornsby, in the State of New South Wales 2077, ABN 38 069 244 417 (**Company**).

RECITALS:

A   The Employee commenced employment with the Company on 15 June 2004.

B   It is intended that this Agreement will supersede the employment agreement between the parties dated 13 May 2011 and all other agreements in relation to the employment whether written or oral.

NOW IT IS AGREED as follows:

1.   **DEFINITIONS AND INTERPRETATIONS**

1.1   **Definitions**

In this Agreement unless the context otherwise indicates:

"Agreement" means this contract of employment between the Employee and the Company, including the Annexure;

"ASX" means ASX Limited, or the exchange operated by ASX (as the case requires);

"Board" means the Board of Directors of RWHL;

"Constitution" means the constitution of the RWHL as it may be from time to time;

"Confidential Information" means any information in respect of the business and affairs of the Company or a Related Body Corporate which is not in the public domain (whether known by the Employee before or after the date of this Agreement). For the avoidance of doubt this information includes, but is not limited to:

(a)   the ideas, techniques, systems, processes, trade secrets, designs, inventions, methodologies and procedures developed by the Company or a Related Body Corporate;

(b)   information of the Company or a Related Body Corporate relating to its business processes, including financial information, accounts, financial records, customer records, business plans, customer lists and all associated information;

(c)   all reports, proposals, memoranda, drawings, diagrams, statements, accounts and other documents created during the course of the Employee's employment;

(d)   all copies of any information referred to in paragraphs (a), (b) or (c) (including anything composed and stored digitally whether or not it has ever been committed to paper) by either party in the course of the Employee's employment embodying or based upon that information.

"Effective Date" means the date of formation of this Agreement;

"GST" means a tax, levy, duty, charge or deduction, together with any related additional tax interest, penalty, fine or charge, imposed by or under a GST Law;

"GST Law" has the same meaning as in the *A New Tax System (Goods and Services Tax) Act* 1999;

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* Confidential Treatment Requested.

"**Intellectual Property**" includes but is not limited to trademarks, patents, moral rights, copyrights, processes know-how, registered designs or other like rights or any right to apply for registration of any of the former;

"**NES**" means the National Employment Standards under the *Fair Work Act 2009* (Cth);

"**Related Body Corporate**" has the meaning given in the *Corporations Act* 2001;

"**RWHL**" means Royal Wolf Holdings Limited ACN 121 226 793;

"**Statutory Contribution**" means the minimum amount required to be paid by the Company to a Superannuation Fund to avoid any tax penalty being imposed on the Company pursuant to the *Superannuation Guarantee (Administration) Act 1992*;

"**Superannuation Fund**" means a superannuation fund being a fund which is a regulated fund within the meaning of the *Superannuation Industry (Supervision) Act* 1993, and being such a fund as may be agreed between the Company and the Employee from time to time;

"**Termination Date**" means the date of termination of the employment of the Employee with the Company whether under Clause 25 or otherwise; and

"**Total Employment Cost**" or "**TEC**" means the amount described in Clause 6.1 as it may be varied from time to time.

1.2   **Interpretation**

In this Agreement:

(a)   All headings are inserted for convenience of reference only and will be ignored in the interpretation of this Agreement;

(b)   Unless the context otherwise indicates:

    (i)   References to a clause will be construed as references to a clause of this Agreement;

    (ii)   References to (or to any specified provision of) this Agreement will be construed as references to (or to that provision of) this Agreement as amended or substituted with the agreement of the relevant parties and in force at any relevant time;

    (iii)   References to any statute, ordinance or other law will include all regulations or other instruments thereunder and all consolidations, amendments, re-enactments or replacements; and

    (iv)   Words importing the singular will include the plural and vice versa, words importing a gender will include other genders and vice versa. References to an individual, will include a firm, body corporate, association (whether incorporated or not).

1.3   **Related Parties**

The Company enters into this Agreement for and on behalf of, respectively, itself and each of its Related Bodies Corporate. Accordingly:

(a)   the Employee enters into this Agreement for the benefit of the Company and (where applicable) separately on behalf of and as trustee for each of its Related Bodies Corporate, and agrees that the Company may enforce a provision of this Agreement either in its own name, in the name of any such Related Bodies Corporate, or both, as applicable; and

(b)   the Company undertakes the obligations of this Agreement both in its own right and separately on behalf of and as trustee for each of its Related Bodies Corporate, and the Employee can rely on and enforce this Agreement against each of those Related Bodies Corporate, either directly or in the name the Company, or both, as applicable.

2. **POSITION**

    (a)   The Employee will remain in employment with the Company as its Chief Executive Officer and will continue to be appointed as Managing Director of RWHL in accordance with the terms of the Constitution (as amended from time to time). The Employee will carry out his duties at the Company's premises located at Level 2, 22-28 Edgeworth David Avenue, Hornsby, NSW, 2077 or such other premises as may be occupied by the Company from time to time. The Employee will serve the Company upon the terms and subject to the conditions referred to in this Agreement.

    (b)   The parties acknowledge and agree that the Employee has been continuously in employment with the Company from 15 June 2004. This Agreement does not constitute a new employment relationship, and does not affect any accrued or accruing rights, entitlements, benefits, obligations or liabilities of either party.

    (c)   If the Employee is removed as a director of RWHL by the shareholders of RWHL, the employment nevertheless continues and the Employee will continue in office as Chief Executive Officer of the RWHL Group on the terms of this Agreement.

3. **TERM**

Unless terminated earlier in accordance with clause 25, this Agreement will have effect from the Effective Date and will terminate on 1 July 2016 without the need for either party to provide notice.

4. **DUTIES AND RESPONSIBILITIES**

4.1   During the continuance of this Agreement the Employee will:

    (a)   assume and exercise the powers and carry out the duties appropriate to a Chief Executive Officer of a company listed on the Australian Securities Exchange, or such other powers and duties as may from time to time be assigned to the Employee by the Board;

    (b)   in carrying out the duties, the Employee will:

        (i)   faithfully and diligently perform the duties and exercise the powers, consistent with his position and as reasonably directed from time to time by the Board;

        (ii)   use his best endeavours to enhance the reputation of RWHL, the Company and any Related Body Corporate and will comply with all lawful orders and instructions given by the Board;

        (iii)   adhere to the management practices and procedures adopted by the Company from time to time;

        (iv)   generally keep the Board informed of all material developments in or relevant to the affairs of the Company within the scope of the Employee's duties under this Agreement; and

        (v)   conduct himself in accordance with commercial and ethical standards consistent with his position as CEO and Managing Director of a publicly listed company;

    (c)   not without the prior written consent of the Board (consent which may be withheld in its absolute discretion) be entitled to accept:

        (i)   appointment as a director or secretary of any other company; or

        (ii)   any position for monetary, non-monetary or other reward which conflicts with the Employee's performance of his duties under this Agreement.

4.2   For the avoidance of doubt, the Employee will be entitled to:

(i)   accept appointments in industry and trade organisations related to the RWHL business;

(ii)   hold passive investments in securities quoted on a recognised stock exchange, and personal and family companies and trusts; and

(iii)   accept appointments in cultural, civic or other non-profit organisations or honorary appointments.

4.3   The Employee undertakes not to accept payment or other benefit in money or kind from a person as an inducement or reward for any act or forbearance in connection with any matter or business transacted by or on behalf of the Company or any Related Body Corporate.

4.4   The Employee will be responsible and ultimately report to the Board.

4.5   The Employee agrees to devote all of his time, attention and skills during business hours of the Company to:

(a)   the business of RWHL, the Company and its Related Bodies Corporate; and

(b)   the performance of his duties under this Agreement,

unless prevented by ill-health or accident and except during annual holidays, approved leave or public holidays under any statute.

4.6   The Employee must provide his own motor vehicle for work purposes and is not entitled to claim any further amounts in relation to that vehicle.

5.   HOURS OF WORK

5.1   The Employee's ordinary hours of work will be a maximum of thirty-eight (38) hours per week Monday to Friday between the hours of 9:00am and 5:00pm, averaged over a period of six (6) months.

5.2   Notwithstanding this, the Employee will be expected to work reasonable additional hours (Additional Hours) outside of these times as is required to meet the needs of the Company. The Employee acknowledges that the Additional Hours have been taken into account in calculating the Employee's remuneration and accordingly, the Employee will not receive additional remuneration for the Additional Hours.

6.   REMUNERATION

6.1   For the purpose of this Clause 6, the expression "TEC " means the total cost to the Company of employing the Employee as set out in clause 6.2 and includes in respect of FBT the grossed up value of such liability and any other costs or liabilities with respect to the Employee imposed on the Company from time to time, but exclusive of general taxes such as payroll tax or other equivalent levies.

6.2   In consideration for the provision of the services by the Employee, the Company will pay the Employee a remuneration package designated as TEC as agreed to from time to time between the Company and the Employee. The TEC initially will be $535,000 per annum and is inclusive of:

(a)   base salary (paid monthly after the deduction of taxation) ("**Base Salary**");

(b)   contributions to a Superannuation Fund of an amount being not greater than the amount which is tax deductible to the Company pursuant to the *Income Tax Assessment Act* 1936 (Cth) (but in no event less than the Statutory Contribution (currently 9.25% of $192,160 per annum); and

(c)   any remuneration received or receivable by him in respect of any office or employment in the Company or any Related Body Corporate.

6.3   The apportionment of the TEC will be determined by agreement between the parties from time to time. The costs of administering the TEC will be met by the Company.

6.4	The Employee may elect to allocate a proportion of his TEC to be broader than just the items specified in clause 6.2. If the Employee makes such election, a true up of the costs of the allocation/s will be provided by the Company to the Employee in May of each year and the pre tax balance must either be remitted by the Employee to the Company or from the Company to the Employee (as the case may be) as at June of that year.
6.5	The superannuation contributions made by the Company pursuant to Clause 6.2(b) will be paid monthly or at such other time in accordance with the relevant legislation.
6.6	The Employee agrees to the deduction from his TEC or other sums due to him of:

    (a)   statutory deductions, including tax;

    (b)   any deductions which the Employees has authorised the Company to make;

    (c)   contributions payable by the Employee under any superannuation scheme or fund nominated by the Employee of which he is a member;

    (d)   the pre-tax equivalent of FBT or any other tax properly payable by the Employee in respect of the contributions and benefits referred to in paragraphs (b) and (c) above; and

    (e)   other amounts owed by the Employee on any account to the Company or any Related Body Corporate.

6.7	Payment of the Base Salary will be made on the 15th of each month to a bank account nominated by the Employee.
6.8	On 1 July each year (commencing on and from 1 July 2014), the TEC will increase by 5%.

7.   SHORT-TERM INCENTIVE

7.1	Each financial year, the Employee will be eligible to receive a discretionary short term incentive (**STI**).
7.2	Any entitlement to a STI:

    (a)   will be subject to further terms and conditions which will be provided to the Employee by the Board from time to time and which do not form part of this agreement, but such terms and conditions must be consistent with the terms of this Agreement and must not apply retrospectively if such retrospectivity is or could be adverse to the Employee; and

    (b)   will be delivered in a manner consistent with equivalent entitlements provided to the other key management personnel of RWHL.

7.3	Any entitlement to a STI will accrue and be earned on a daily basis commencing from the beginning of the applicable performance period by reference to which the STI will be calculated.
7.4	The Employee's target STI for each financial year will be 25% of the Employee's TEC.

8.   LONG-TERM INCENTIVE AND SPECIAL INCENTIVE

8.1	Each financial year, the Employee will be eligible to receive a discretionary long term incentive which may vest subject to the terms of grant (including the terms of the Royal Wolf Long Term Incentive Plan and the Guide to the Royal Wolf Long Term Incentive Plan, (together, **Plan Rules**) as amended from time to time and which do not form part of this agreement) (**LTI**).
8.2	The Employee's target LTI for each financial year will be 50% of the Employee's TEC.
8.3	The Employee will be eligible to receive a special incentive on the terms set out

in the Annexure and which form part of the terms of this Agreement (**Special Incentive**).

8.4   If any LTI or Special Incentive requires shareholder approval, the Company must (and must cause RWHL) at its expense take all reasonable steps to secure such approval at the next AGM of RWHL.

8.5   If RWHL is unsuccessful in obtaining the approval of its shareholders of the LTI referred to in clause 8.4 above, then the parties agree to take reasonable steps to renegotiate terms in respect of alternative incentives.

8.6   If RWHL is unsuccessful in obtaining approval of its shareholders of the Special Incentive, the Special Inventive may be delivered by the Company in the form of cash. *will*

9.   **TREATMENT OF INCENTIVES ON CESSATION OF EMPLOYMENT**

(a)   Subject to clause 9(d), unless the Board determines otherwise, if the Employee ceases to be employed by the Company due to termination for cause in accordance with clause 25.1, the Employee's unvested incentives (including any unvested LTI, any unvested deferred STI and/or any entitlement to a STI) will lapse.

(b)   Subject to clauses 9(c) and 9(d), , if the Employee ceases employment for any other reason (including under clause 3 or by reason of his death), then, the Employee will continue to remain entitled (or his estate as a representative will remain entitled) to any unvested incentives (including any unvested LTI and unvested or deferred STI entitlement) which will be tested and may vest at the same time and in the same manner as if the Employee had remained in employment (including being subject to any other terms of grant not relating to the cessation of the Employee's employment).

(c)   Subject to clause 9(d):

      (i)   any award the Employee receives as a STI in accordance with clause 9(b) will be pro-rated so that the Employee will only receive an award referrable to the period of the relevant performance period in which he was in employment as a proportion of the relevant performance period; and

      (ii)   if the Employee's employment terminates in circumstances contemplated by clause 9(b), a pro-rata amount of any unvested deferred STI and/or LTI will lapse effective from the Termination Date.

(d)   This clause 9 does not apply to any unvested performance rights granted prior to the Effective Date, which will vest subject to their terms of grant (including the Plan Rules).

(e)   The parties acknowledge and agree that, despite the fact that an STI, an LTI or a Special Incentive benefit may be paid or given at or after the time of cessation or termination of the Employee's employment, the payment or giving of the benefit is not in connection with such cessation or termination, but is referable to and in connection with the Company's and RWHL's performance and the Employee's performance under this Agreement.

10.   **ACCELERATED VESTING OF CERTAIN INCENTIVES**

(a)   While, other than set out in this Agreement, the treatment of any unvested Special Incentive and/or LTI will be treated in accordance with the Plan Rules, in accordance with rules 6.1(a) and 6.2(a) of the Plan Rules, the Board has exercised its discretion to accelerate the vesting of any in the Annexure and which form part of the terms of this Agreement **(Special Incentive)**.

8.4 If any LTI or Special Incentive requires shareholder approval, the Company must (and must cause RWHL) at its expense take all reasonable steps to secure such approval at the next AGM of RWHL.

8.5 If RWHL is unsuccessful in obtaining the approval of its shareholders of the LTI referred to in clause 8.4 above, then the parties agree to take reasonable steps to renegotiate terms in respect of alternative incentives.

8.6 If RWHL is unsuccessful in obtaining approval of its shareholders of the Special Incentive, the Special Incentive will be delivered by the Company in the form of cash.

9. **TREATMENT OF INCENTIVES ON CESSATION OF EMPLOYMENT**

(a) Subject to clause 9(d), unless the Board determines otherwise, if the Employee ceases to be employed by the Company due to termination for cause in accordance with clause 25.1, the Employee's unvested incentives (including any unvested LTI, any unvested deferred STI and/or any entitlement to a STI) will lapse.

(b) Subject to clauses 9(c) and 9(d), , if the Employee ceases employment for any other reason (including under clause 3 or by reason of his death), then, the Employee will continue to remain entitled (or his estate as a representative will remain entitled) to any unvested incentives (including any unvested LTI and unvested or deferred STI entitlement) which will be tested and may vest at the same time and in the same manner as if the Employee had remained in employment (including being subject to any other terms of grant not relating to the cessation of the Employee's employment).

(c) Subject to clause 9(d):

(i) any award the Employee receives as a STI in accordance with clause 9(b) will be pro-rated so that the Employee will only receive an award referrable to the period of the relevant performance period in which he was in employment as a proportion of the relevant performance period; and

(ii) if the Employee's employment terminates in circumstances contemplated by clause 9(b), a pro-rata amount of any unvested deferred STI and/or LTI will lapse effective from the Termination Date.

(d) This clause 9 does not apply to any unvested performance rights granted prior to the Effective Date, which will vest subject to their terms of grant (including the Plan Rules).

(e) The parties acknowledge and agree that, despite the fact that an STI, an LTI or a Special Incentive benefit may be paid or given at or after the time of cessation or termination of the Employee's employment, the payment or giving of the benefit is not in connection with such cessation or termination, but is referable to and in connection with the Company's and RWHL's performance and the Employee's performance under this Agreement.

10. **ACCELERATED VESTING OF CERTAIN INCENTIVES**

(a) While, other than set out in this Agreement, the treatment of any unvested Special Incentive and/or LTI will be treated in accordance with the Plan Rules, in accordance with rules 6.1(a) and 6.2(a) of the Plan Rules, the Board has exercised its discretion to accelerate the vesting of any unvested Special Incentive and LTI if any of the events described in Rule 6 of the Long Term Incentive Plan Rules have occurred and completion of the relevant corporate action contemplated by the event has completed. For example, the unvested Special Incentive and LTI will not vest if a takeover bid is made but the ultimate takeover is not successful. However, if the takeover occurs, the Special Incentive and LTI will vest.

(b)   If RWHL ceases to be listed on the Australian Securities Exchange, any unvested Special Incentive and/or LTI will be delivered in the form of cash rather than in the form of securities.

11.   EXPENSES

The Company agrees, on the production of receipts in a form reasonably acceptable to the Company or on compliance by the Employee with any expense claiming procedures issued by the Board from time to time, to reimburse the Employee all out of pocket expenses reasonably incurred by the Employee in the proper performance of his duties under this Agreement including but not limited to approved travel, entertainment and related expenses.

12.   PERSONAL/CARER'S LEAVE

12.1   If the Employee:

(a)   is at any time prevented by illness, injury or the fulfilment of carer's duties from properly performing his duties under this Agreement; and

(b)   furnishes evidence to the Company, if so required by the Company, of his incapacity,

the Employee will be entitled to receive his full salary under this Agreement for the period of incapacity in accordance with applicable legislation (currently, the NES).

12.2   The Employee's entitlement to Personal/Carer's Leave accumulates from year to year. Any Personal/Carer's Leave not taken by the Termination Date will be forfeited and will not be paid out upon termination of employment.

12.3   Where the Employee is prevented by illness, injury or the fulfilment of carer's duties from attending the workplace, the Employee will take all reasonable steps to notify the Board or its delegate of his incapacity to attend as early as possible and in any event, no later than 8:00am on the first day of absence, the nature of the incapacity and the estimated duration of the absence, and will furnish the Company with a medical certificate or other evidence satisfactory to the Company of such incapacity.

12.4   If the Employee is prevented by illness, injury or the fulfilment of carer's duties from attending the workplace for a period exceeding twenty (20) working days in any calendar year, the Board may require the Employee to attend and properly participate in a medical examination with a doctor of the Company's choice.

13.   ANNUAL LEAVE ENTITLEMENT

13.1   The Employee is entitled to annual leave in accordance with applicable legislation (currently, the NES).

13.2   The Employee will notify the Board or its delegate in advance of his intention to take annual leave.

13.3   The Company may direct the Employee to take annual leave if his accrued annual leave balance exceeds 4 weeks' leave.

14.   COMPASSIONATE LEAVE

14.1 The Employee shall also be entitled to use up to two (2) days of compassionate leave without loss of pay on each occasion when a member of the Employee's immediate family or household:

    (a) contracts or develops a personal illness that poses a serious threat to his life;

    (b) sustains a personal injury that poses a serious threat to his life; or

    (c) dies.

14.2 The Employee may be required to provide satisfactory proof of the bereavement or serious illness or injury if requested to do so by the Company.

15. PARENTAL LEAVE

The Employee will be entitled to take parental leave in accordance with applicable legislation (currently, the NES).

16. PUBLIC HOLIDAYS

Public Holidays are in addition to the above annual leave entitlement and shall be taken when proclaimed as holidays by the NSW Government Gazette.

17. JURY SERVICE

17.1 In the event that the Employee is required to attend for Jury Service, the Employee shall provide the Company with as much notice as possible of the date upon which the Employee will be required to attend.

17.2 Upon provision of suitable evidence as to the requirement to attend (e.g. the Court Summons) and evidence as to completion of Jury Service, the Company will pay the Employee an amount equal to the difference between the payment the Employee will receive in respect of attending for Jury Service (excluding meal and travel allowances paid by the Court) and the Employee's base salary for a period up to and including ten (10) days of Jury Service.

18. LONG SERVICE LEAVE ENTITLEMENT

18.1 The Employee is entitled to long service leave in accordance with the provisions of the relevant State/Territory legislation, as amended from time to time.

19. POLICIES AND PROCEDURES

    (a) The Company has various policies which apply to the Employee. Where the policies place obligations on the Employee, they must be complied with.

    (b) The Company may review, vary, add to or withdraw the policies from time to time its absolute discretion.

    (c) To avoid doubt, the policies and any obligations on the Company set out in them do not form part of the Employee's agreement and are not binding on the Company.

    (d) To the extent that there are any obligations in respect of mutual trust and confidence on the Company or a Related Body Corporate, these are satisfied by the Company complying with the terms and conditions set out in this Agreement.

20. CONFIDENTIAL INFORMATION

20.1 The Employee will, during the course of employment, receive and gain access to Confidential Information. The Employee acknowledges that the Confidential Information is proprietary to and valuable to the Company and that any unauthorised disclosure of it will cause damage to the Company.

20.2 The Employee must:

    (a) maintain in strict confidence all of the Confidential Information;

(b) not use or permit to be used the Confidential Information or any part of it for any purpose other than for the purpose of the Employee's employment;

(c) not remove any Confidential Information from the Company's premises except as is strictly necessary in the ordinary and proper course of the Employee's employment with the Company or after first obtaining the written consent of the Company;

(d) secure the Confidential Information and keep it secure;

(e) not divulge, communicate, reproduce, disclose or distribute any part of or any opinion concerning the Confidential Information to any other person unless:

  (i) required by law to do so;

  (ii) the Employee has obtained the prior written consent of the Company;

(f) notify the Company immediately on becoming aware of any actual or possible unauthorised disclosure of or access to Confidential Information.

20.3 The Employee must, immediately on termination of employment or earlier if requested by the Company:

(a) deliver to the Company all Confidential Information and documents of any type in which any Confidential Information is embodied which may be in the Employee's possession or control; and

(b) if requested by the Company, delete all Confidential Information stored electronically (including Confidential Information contained in email, computer files, back up files, on CD Rom, disk or similar), together with all copies in such a way that the Confidential Information is incapable of being restored and the Employee must certify to the Company that all such Confidential Information has been so deleted.

(c) The Employee's obligations under this Clause 20 survive the termination of the Employee's employment with the Company.

20.4 The Employee acknowledge that the remedy of damages for a breach of this clause 20 may be inadequate and that temporary and permanent relief by way of injunction may be granted in any proceedings which the Company or any persons on its behalf may bring to enforce any of the provisions of this Clause 20 within the necessity of proof of actual damage suffered by the Company as the case may be.

20.5 The Employee acknowledges that having regard to the Employee's employment, the undertakings in this Clause 20 are reasonable and necessary for the protection of the goodwill of the Company.

21. PROTECTION OF COMPANY'S INTEREST

21.1 The Employee acknowledges that:

(a) the restrictive covenants contained in this Clause 21 are reasonable and necessary for the protection of the goodwill of the Company; and

(b) the remedy of damages may be inadequate to protect the interests of the Company from breach of the Employee's obligations under this Clause 21 and the Company is entitled to seek and obtain injunctive relief, or any other remedy, in any court.

21.2 In this Agreement:

(a) **"Restrained Business"** means the business or activity of the rental, leasing, sale, storage, modifying, accessorising of shipping containers or shipping container variants such as but not limited to storage containers, freight containers, refrigerated containers, liquid storage containers and containerised portable buildings which is in competition with the business of the Company.

(b) **"Restrained Area"** means within

    (i) Australia, New Zealand and any country in which RWHL markets its products, and if a court of competent jurisdiction determines that this Restraint Area is unreasonable,

    (ii) each state and territory of Australia, and if a court of competent jurisdiction determines that this Restraint Area is unreasonable,

    (iii) NSW.

(c) **"Restraint Period"** means the following:

    (i) **Two (2) Years**, and if a court of competent jurisdiction determines that this Restraint Period is unreasonable;

    (ii) **Six (6) Months**, and if a court of competent jurisdiction determines that this Restraint Period is unreasonable;

    (iii) **Three (3) Months.**

(d) Subject to paragraph (f), the Employee must not whilst employed pursuant to the terms of this Agreement:

    (i) solely or jointly with any other person, whether as principal, agent, director, officer, employee, shareholder, partner, joint venturer, member adviser, consultant or otherwise howsoever, directly or indirectly carry on, be engaged, concerned or interested in a Restrained Business or otherwise associated with any trade or business in competition with the Company; or

    (ii) induce or attempt to induce any director, manager or other employee of the Company, or any Related Body Corporate to terminate that person's employment with the Company, whether or not that person would commit a breach of that person's contract of employment; or

    (iii) approach, induce, solicit or persuade any person or entity who or which is a client or customer of the Company, any Related Body Corporate or prospective client or customer to cease doing business with the Company or reduce the amount of business which the person or entity would normally do with the Company; or

    (iv) induce or seek to interfere with the relationship between the Company, or any Related Body Corporate and the clients, customers, prospective clients and customers, suppliers and employees of the Company or any Related Body Corporate of the Company; or

    (v) be engaged or interested in any public or private work or duties which in the reasonable opinion of the Company may hinder or otherwise interfere with the performance of the Employee's duties under this Agreement.

(e) Subject to paragraph (f), the Employee must not for the relevant Restraint Period following the end of his employment by the Company (**Termination Date**) and within the relevant Restrained Area:

    (i) solely or jointly with any other person, whether as principal, agent, director, officer, shareholder, partner, joint venturer, member adviser, consultant, employee or otherwise howsoever, directly or indirectly carry on, be engaged, concerned or interested in a Restrained Business or otherwise associated with any trade or business in competition with the Company in the relevant Restrained Area; or

(ii)   induce or attempt to induce any director, manager or other employee of the Company to terminate that person's employment with the Company, whether or not that person would commit a breach of that person's contract of employment; or

(iii)   approach, induce, solicit or persuade any person or entity who or which is a client or customer or prospective client or customer of the Company during the twelve (12) months prior to the Termination Date to cease doing business with the Company or reduce the amount of business which the person or entity would normally do with the Company.

(f)   paragraphs (d) and (e) do not prohibit the Employee from holding shares, units or other securities:

(i)   quoted on a recognised stock exchange; or

(ii)   in a managed fund or other entity in which the Employee has no management role (either in such entity or in any investment of such entity),

so long as the Employee does not hold more than 5% of the issued shares, units or securities in such entity.

21.3   The Employee acknowledges that:

(a)   The Special Incentive is granted in consideration for the Employee complying with the restraint provided in clause 21.2 of this agreement.

(b)   In the event that the Company does not grant the Employee the Special Incentive, then the restraints as set out in clause 21.2, excluding 21.2(b)(i) and 21.2(c)(i) and which are determined by a Court of competent jurisdiction to be fair and reasonable in the circumstances will apply.

21.4   If any part of the undertakings in Clause 21.2 is unenforceable, it may be severed without affecting the enforceability of the rest of that undertaking or undertakings.

21.5   The Employee must not after the Termination Date represent himself as being in any way connected with or interested in the business carried on by the Company.

21.6   The Employee and the Company consider the restraints contained in this Clause 21 to be reasonable and intend the restraints to operate to the maximum extent particularly given the notice of termination prescribed in Clause 25.3.

21.7   Each restraint in this Clause 21 (resulting from any combination of the wording in Clauses 21.2(a), 21.2(b) and 21.2(c)) constitutes a separate and independent provision severable from the other restraints. If a Court of competent jurisdiction finally decides any such restraint to be unenforceable, in whole or in part, the unenforceability of the remainder of that restraint and any other restraint will not be affected.

21.8   The Employee agrees that the remedy of damages may be inadequate to protect the interests of the Company from a breach of the Employee's obligations under this Clause 21 and the Company is entitled to seek and obtain injunctive relief, or any other remedy, in any court of competent jurisdiction.

22.   INTELLECTUAL PROPERTY

22.1   .The Employee acknowledges that to the extent allowed by law, all intellectual property rights including without limitation to copyright registered patent, patent application, patentable idea, circuit layout, design, trade mark and Confidential Information throughout the world created, developed or acquired by the Employee in the course of the Employee's employment pursuant to this Agreement belongs to the Company. In the event that any formal assignment of such copyright or work is required to perfect the ownership of the Company, and is not precluded by law, the Employee will execute any documents required by the Company in this regard.

22.2 The Employee will not without the prior written consent of the Company use or deliver any intellectual property to any person or entity other than the Company or its Employees or agents or otherwise as the Company directs, develops or acquired by the Company in the course of the Employee's employment for the purposes of the Company.

22.3 The Employee will during and after the cessation of employment do all such acts and sign all such documents as the Company may reasonably require to be done or signed at its expense to secure to the Company registration and recognition rights and copyright in all works created, developed or acquired by the Employee during the course of the Employee's employment for the purposes of the Company.

22.4 The Employee hereby irrevocably appoints the Company to be his attorney in his name and on his behalf to sign or execute any instrument or do any thing and generally to use his name for the purpose of giving to the Company or its nominee the full benefit of the provisions of this Clause 22 relating to intellectual property.

22.5 The Employee acknowledges that he is aware that the copying of software programs is prohibited under international and Australian copyright laws.

22.6 All rights and obligations under this Clause in respect of intellectual property made or discovered by the Employee during the Employment shall continue in full force and effect after the termination of the Employment and will be binding upon the Employee's personal representatives.

22.7 The Employee acknowledges that having regard to the Employee's employment, the undertakings in this Clause 22 are reasonable and necessary for the protection of the goodwill of the Company.

23. COMPANY'S PROPERTY

23.1 The Employee will not part with possession or put at risk any property belonging to the Company and must not, except in the course of the Company's business, deliver such property to any person, without the Company's written consent.

23.2 On termination of the Employee's employment or at any time prior to termination upon the request of the Company, the Employee must immediately deliver to the Company all property of the Company or relating to the affairs of the Company, the business of the Company (or any of its Related Bodies Corporate), suppliers to the Company or to the Employee's employment including without limitation:

(a) all books, documents, papers, materials, credit cards, keys, computer software and other property in the Employee's possession or control; or

(b) copies, summaries and excerpts of the above.

23.3 The Employee hereby waives, to the extent permitted by law, all of his rights in respect of any acts of the Company or any acts of third parties done with the Company's authority in relation to any intellectual property that is the property of the Company.

24. CONTINUING OBLIGATIONS

Any provision of this Agreement remaining to be performed or observed by the Employee or having affect after the termination of this Agreement for whatever reason remains in full force and effect and is binding on the Employee.

25. ENDING THE EMPLOYEE'S EMPLOYMENT

25.1   Ending the Employee's Employment without Notice

At any time this Agreement and the employment of the Employee under this Agreement may be terminated by the Company without notice or payment in lieu thereof or payment of any other sum to the Employee if:

(a)   He engages in any act or omission constituting gross misconduct;

(b)   He disobeys a reasonable and lawful direction of the Board or its delegate;

(c)   the Employee is guilty of any serious breach of the terms of this Agreement;

(d)   the Employee is guilty of any dishonesty or any act of fraud;

(e)   he is unable to perform his duties under this Agreement for any reason including because of alcohol or drug addiction or other substance abuse;

(f)   he is absent on unauthorised unpaid leave for a cumulative period in excess of three (3) months in any twelve (12) months;

(g)   he materially breaches the confidentiality obligations under this Agreement;

(h)   he is convicted of a criminal offence (other than a minor or petty offence for which a non-custodial penalty is imposed);

(i)   he commits any act or omission which in the reasonable opinion of the Board or its delegate brings him or the Company or any Related Body Corporate into disrepute or which is contrary to the Company's interests; and/or

(j)   there are any other circumstances justifying immediate termination of the Employee's employment at law.

25.2   Payment on Termination

(a)   If the Employee's employment is terminated under Clause 25.1 the Company will not be obliged to pay the Employee any moneys other than the following:

(i)   any accrued TEC to which the Employee is entitled on the Termination Date;

(ii)   any amount to which the Employee is entitled as at the Termination Date in lieu of accrued annual leave or long service leave in accordance with applicable legislation (currently, the NES and the Long Service Leave Act 1955 (NSW)).

(b)   Subject to clause 25.2(c), if the Employee's employment is terminated by the Employee under clause 25.3(a), the Company will pay the Employee the amounts referred to in clauses 25.2(a)(i) and 25.2(a)(ii) above.

(c)   If the Employee's employment is terminated by the Company under clause 25.3(a) or terminates pursuant to clause 3, or the Employee terminates his employment under clause 25.3(a) in circumstances of his voluntary resignation on a permanent basis in circumstances where the Board, acting reasonably, determines that he is unlikely to at any stage re-enter the workforce on a full-time basis, the Company will pay the Employee:

(i)   the amounts referred to in clauses 25.2(a)(i) and 25.2(a)(ii) above; and

(ii)   a payment for past service equivalent in value to the lesser of:

• the amount calculated as 12 months' TEC less any amount paid to the Employee in accordance with clause 25.4(a) below; and

- the maximum amount (if any) the Company can provide the Employee in accordance with sections 200F(2)(b) and 200G(1)(c) of the Corporations Act 2001 (Cth) without the need for shareholder approval.

25.3 **Ending the Employee's Employment with Notice**

(a) This Agreement may be terminated by either party, by giving SIX (6) months' notice in writing to the other party.

(b) If the Agreement is terminated under this Clause 25.3, the Company will pay to the Employee on the date on which the notice period referred to in Clause 25.3(a) expires, the payments specified in Clause 25.2.

(c) If the Employee or the Company gives to the other notice under Clause 25.3(a), the Company will not be obliged to provide the Employee with any work during the notice period and may require that the Employee does not during all or part of any notice period:

(i) enter or attend the premises of the Company or any Related Body Corporate;

(ii) contact or have any communication with any customer or client of the Company or any Related Body Corporate;

(iii) contact or have any communication with any employee, officer, director or agent or consultant of the Company or any Related Body Corporate in relation to the business of the Company or any Related Body Corporate; or

(iv) remain or become involved in any aspect of the business of the Company or any Related Body Corporate.

25.4 **Payment in Lieu of Notice**

(a) The Company may at its discretion pay to the Employee at the Termination Date the equivalent amount of the TEC payable by the Company during the notice period in lieu of any notice period relating to the termination of the Employee's employment under Clause 25.3(a).

(b) The Company may direct the Employee to work for part only of the notice period referred to in Clause 25.3(a) and in that event must pay the Employee TEC in lieu of the balance of such notice period.

25.5 **Severability**

(a) The parties consider the covenants, obligations and restrictions contained in this Agreement (**Covenants**) to be reasonable in all the circumstances of the Employment.

(b) Subject always to Clause 21.6 and the operation of the *Restraint of Trade Act 1976 (NSW)*, each and every part of the Covenants in Clause 21 will be taken to be a severable and independent covenant with the intent that, if they are, taken together, adjudged to go beyond what is reasonable in all the circumstances but would be adjudged reasonable with any one or more Covenants or any one or more parts of the Covenants deleted, the Covenants will be taken to apply as if those Covenants or parts of Covenants so adjudged unreasonable were deleted.

25.6 **Resignation from Company and Related Body Corporate Directorships**

(a) On the Termination Date:

(i) unless the Company instructs the Employee otherwise, the Employee must resign from all offices, directorships, positions and authorities the Employee may hold for the Company or any Related Body Corporate;

(ii) the Employee irrevocably appoints the Company Secretary, or any other person nominated by the Company, as attorney to sign a resignation as director or other officer on the Employee's behalf; and

(iii) the Employee acknowledges and agrees that the Employee has no entitlement to any compensation for loss of office.

26. SUSPENSION FROM DUTY

The Company may suspend the Employee from duty with pay, at any time during the term of the Employee's employment, including but not limited to circumstances where the Company forms the view that the Employee's conduct, capacity or performance may warrant serious disciplinary action.

27. WORKPLACE SURVEILLANCE

(a) The Company monitors computer and network use by employees on an ongoing and regular basis to ensure compliance with relevant laws and company policies. The Company may at any time access, monitor and record any communication or information developed, used, received, stored or transmitted by the Employee using Company resources. Filtering systems are installed in the Company's network which restrict the flow of certain types of material, including emails and viruses, in and out of the network. Accordingly, some email traffic may be blocked.

(b) Further details regarding workplace surveillance may be found in the Information Security Policy and Workplace Surveillance Policy, which are available on the Company's intranet.

28. NOTICES

Without prejudice to any other mode of service permitted by law, any notice required to be given by the Company under this Agreement will be effectively given if made in writing and signed on behalf of the Company by a person or persons authorised by the Board of Directors or any person delegated by it. Notice required to be given to the Company will effectively be given if made in writing and signed by the Employee and delivered or posted to the address of the Company.

29. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement of the parties in respect of the matters dealt with in this Agreement. This Agreement supersedes all negotiations and prior agreements, whether written or oral, relating to the employment of the Employee with the Company.

30. GOVERNING LAW

This Agreement will be governed by and be construed and take effect in accordance with the laws of New South Wales and the parties irrevocably submit to the non exclusive jurisdiction of the Courts of New South Wales.

31. NO VARIATION OTHER THAN IN WRITING

This Agreement will not be changed or modified in any way subsequent to its execution except in writing signed by the Company and the Employee.

32. ASSIGNMENT

The rights under this Agreement are personal. A party may not assign his rights under this Agreement without the written consent of the other party.

33. NO REPRESENTATIONS AND WARRANTIES







The Employee acknowledges that in entering into this Agreement he has not relied on any representations or warranties about the subject matter of this Agreement except as provided in this Agreement.

34. INDEPENDENT LEGAL ADVICE

The Employee acknowledges that he has read the terms of this Agreement and understands it. The Employee further acknowledges that he has had a reasonable opportunity to obtain independent legal advice regarding the effect and impact of this Agreement, and in particular Clauses 20, 21, 22, 23 and 25.

Executed as an agreement.

SIGNED by the said **ROBERT ALLAN:**))

In the presence of:

Signature

Alex Wingrove

Witness Signature

SIGNED for and on behalf of **Royal Wolf Trading Australia Pty Ltd** by its duly authorised representative:))))

DIRECTOR

Greg Baker

Witness Signature

18

ANNEXURE

SPECIAL INCENTIVE OFFER

Royal Wolf Special Incentive

1   Your offer

Royal Wolf Holdings Limited ACN 121 226 793 (**Company**) invites you to participate in a special incentive grant (**Offer**). Under the Offer, you will be granted rights to acquire fully paid ordinary shares in the Company (**Performance Rights**) on the terms outlined below.

2   How to participate in the Offer

If you sign the Employment Agreement with Royal Wolf Trading Australia Pty Ltd (**Trading**) to which this Offer is incorporated (**Employment Agreement**), you will be taken to have accepted the Offer.

Before accepting this Offer, you should read this invitation letter carefully. Together this letter, your Employment Agreement and the Plan Rules, set out all of the terms of this Offer.

By accepting the Offer, you:

- agree to be bound by the terms of this Offer, consisting of this offer letter, the terms of your Employment Agreement and the rules of the Royal Wolf Holdings Limited Long Term Incentive Plan (**Plan Rules**) as amended from time to time;

- agree to be bound by the Company's Constitution in relation to any Shares allocated to you on the vesting of any Performance Rights granted to you under this Offer;

- agree to the personal information that you have provided to the Company being held, processed and distributed or otherwise used for the purposes of administering the Offer, including the disclosure of such information to any trustee or plan administrator;

- agree that the terms of this Offer may be made public as required so the Company can comply with its disclosure obligations;

- agree to the company secretary of the Company acting on your behalf in accordance with section 6 below;

- acknowledge that the rights you have in relation to the Performance Rights granted to you (and in relation to any Shares allocated to you on vesting of any Performance Rights granted to you) are limited to those conferred on you pursuant to the terms of this Offer; and

- acknowledge that, the terms of this Offer form part of your Employment Agreement.



3 Key dates

Tranche 1	
Vesting Date	1 July 2016
Tranche 2	
Vesting Date	1 July 2017
Tranche 3	
Vesting Date	1 July 2018

4 Terms of the Offer

This Offer is made on the terms set out in this letter and the Plan Rules.

Capitalised terms used (that are not otherwise defined in this letter) have the meaning given to them in the Plan Rules.

4.1 Grant of Performance Rights

Subject to approval at the Company's 2014 AGM, the Company will grant you the number of Performance Rights set out in this invitation letter.

Performance Rights will be granted to you free of charge. Performance Rights may only be issued in your name and are not transferable, except with the consent of the Board of Directors of the Company (**Board**). Performance Rights do not carry any dividend or voting rights prior to vesting.

Shortly after the Company's 2014 AGM, you will be sent a holding statement confirming the details of the Performance Rights that you have been granted.

4.2 Number of Performance Rights and Tranches

Subject to the terms of this Offer, you will be granted 106,112 Performance Rights worth approximately $300,000.

Your Performance Rights will then be divided into 3 equal tranches, as described below.

(a)   **Tranche 1 (One third of your Performance Rights)**

Subject to satisfaction of the Service Condition and the Non-forfeiture Condition set out below, Tranche 1 of your Performance Rights will vest on the First Vesting Date.

Tranche 1: 35,371 Performance Rights	
Service Condition	This condition will be satisfied by your continued service with the Group during the period 1 July 2013 to



	1 July 2014 (see section 4.3 below).
Non-forfeiture Condition	This condition will be satisfied if your Performance Rights do not lapse/are not forfeited during the period 1 July 2013 to 1 July 2016 (see section 4.4 below).
First Vesting Date	1 July 2016

As soon as practicable after 1 July 2016, the Board will notify you in writing whether your Tranche 1 Performance Rights have vested.

(b)   Tranche 2 (One third of your Performance Rights)

Subject to satisfaction of the Service Condition and the Non-forfeiture Condition set out below, Tranche 2 of your Performance Rights will vest on the Second Vesting Date.

Tranche 2: 35,371 Performance Rights	
Service Condition	This condition will be satisfied by your continued service with the Group during the period 1 July 2014 to 1 July 2015 (see section 4.3 below).
Non-forfeiture Condition	This condition will be satisfied if your Performance Rights do not lapse/are not forfeited during the period 1 July 2013 to 1 July 2017 (see section 4.4 below).
Second Vesting Date	1 July 2017.

As soon as practicable after 1 July 2017, the Board will notify you in writing whether your Tranche 2 Performance Rights have vested.

(c)   Tranche 3 (One third of your Performance Rights)

Subject to satisfaction of the Service Condition and the Non-forfeiture Condition set out below, Tranche 3 of your Performance Rights will vest on the Third Vesting Date.

Tranche 3: 35,370 Performance Rights	
Service Condition	This condition will be satisfied by your continued service with the Group during the period 1 July 2015 to 1 July 2016 (see section 4.3 below).
Non-forfeiture Condition	This condition will be satisfied if your Performance Rights do not lapse/are not forfeited during the period 1 July 2013 to 1 July 2018 (see section 4.4 below).
Third Vesting Date	1 July 2018.

As soon as practicable after 1 July 2018, the Board will notify you in writing whether your Tranche 3 Performance Rights have vested.

4.3   Service Condition

Each tranche of your Performance Rights will be subject to a service condition (**Service Condition**), which requires you to remain continuously employed by Trading, the Company or a related body corporate of the Company (**Group Company**) during the relevant service period (see section 4.2 above) (**Service Period**).

Where your employment is terminated by you under clause 25.3(a) or by Trading under clause 25.1 of your Employment Agreement before (in either case) the Service Period in respect of a Tranche has been completed, the Service Condition in respect of that Tranche will not be satisfied and all of your unvested Performance Rights in that Tranche will lapse, unless the Board determines otherwise.

Generally, if your employment ceases for any other reason (including under clause 3 of your Employment Agreement or by reason of your death), your unvested Performance Rights (in all Tranches) will remain on foot and subject to the terms of this Offer (including the Non-forfeiture Condition) and will vest in the normal course, save that your Service Condition will be waived in respect of all Tranches.

However, the Board retains a discretion to:

- accelerate the vesting of some or all of your Performance Rights; and/or

- satisfy any Performance Rights on vesting by payment of a cash equivalent instead of an allocation of Shares, in accordance with the Plan Rules,

with effect from the date you cease employment or such other date determined by the Board earlier than that which would be applicable if the discretion were not exercised.

You will be notified of the Board's decision, and the impact on your Performance Rights, shortly after you cease employment.

4.4 Lapse/Forfeiture of Performance Rights

Your Performance Rights may lapse if the applicable Service Condition is not satisfied at the end of the relevant Service Period (see section 4.3).

In addition, your Performance Rights:

- may lapse if you breach the terms of your employment agreement (as summarised in section 5.2);

- may lapse to prevent you from becoming entitled to any inappropriate benefits (as summarised in section 5.1 below);

- will vest in connection with a change of control event (as summarised in section 7.3);

- may lapse if you contravene the dealing restrictions outlined in section 8; or

- may lapse if you notify the Company in writing that you elect to surrender your Performance Rights.

4.5 Vesting of Performance Rights

Vesting of each tranche will be determined once the applicable Service Condition and Non-forfeiture Condition have been satisfied.

Satisfaction of the applicable Non-forfeiture Condition, and vesting of your Performance Rights, will be determined by the Board in its sole discretion, exercised reasonably. Your Performance Rights will vest on the respective Vesting Dates specified in section 4.2.

Unless the Board exercises its discretion to provide a cash equivalent payment (see below), you will receive one share in the Company (**Share**) for every Performance Right that vests. Subject to the Corporations Act and the restrictions in the Company's Securities Dealing Policy, the relevant number of Shares will be allocated to you shortly after your Performance Rights vest.

The Board may exercise its discretion to satisfy any Performance Rights on vesting by payment of a cash equivalent instead of an allocation of Shares, in accordance with the Plan Rules.

5 Clawback and Forfeiture

5.1 Clawback and preventing inappropriate benefits

The Board may determine that your Performance Rights lapse if:

- you act fraudulently or dishonestly;

- you are materially in breach of your obligations to any Group Company and fail to remedy the breach promptly after notice of the breach is given to you;

- you act in a manner which brings the Company or any Group Company into disrepute; or

- you engage in misconduct that may impact on the Group's long-term financial soundness.

In addition, the Board retains discretion (to be exercised reasonably) to determine any treatment in relation to your Performance Rights before vesting and in relation to any Shares received by you on vesting of your Performance Rights to comply with the law and to ensure that no unfair benefit is obtained due to fraud or misconduct (whether your own or on the part of someone associated with you).

The exercise of this discretion could result in your Performance Rights lapsing before vesting.

5.2 See rule 4.5 of the Plan Rules for more detail. Restraint of trade

In addition to the requirements set out in section 5.1, the Board may determine that a tranche of your Performance Rights does not vest (and will lapse) if you materially breach your Employment Agreement (and fail to remedy the breach promptly after notice of the breach is given to you) during the following periods:

Tranche	Period over which Non-forfeiture Condition must be satisfied for Performance Rights to vest
Tranche 1	1 July 2013 to 1 July 2016
Tranche 2	1 July 2013 to 1 July 2017
Tranche 3	1 July 2013 to 1 July 2018

In particular, clause 20 (confidential information), clause 21 (protection of company's interest) and clause 22 (intellectual property) of your Employment Agreement place ongoing obligations on you which will continue past the cessation of your employment.

Any material breach of these provisions, as determined by the Board (acting reasonably and in good faith), during the applicable Non-forfeiture Condition period will result in the lapsing of your unvested Performance Rights.

6 Forfeiture

Where unvested Performance Rights lapse according to the terms of this Offer, you will be deemed to have agreed to dispose of your interests in those Performance Rights for no consideration. You are deemed to have authorised the company secretary of the Company to do all things necessary to effect such a disposal.

7 Dividends and other rights

7.1 Treatment of dividends, distributions and voting rights

You are not entitled to receive any dividends and other distributions or benefits payable in respect of the Performance Rights unless the Performance Rights have vested or the Board determines otherwise.

7.2 Adjustments to Performance Rights

Rule 5.2 of the Plan Rules sets out how your Performance Rights may be adjusted if the Company engages in a corporate action such as a capital raising or a capital reconstruction.

7.3 Change of control

In the event of:

- a Takeover Event (as defined in rule 6.1 of the Plan Rules);
- an event described in rule 6.2(a) of the Plan Rules; or
- any other transaction, event or state of affairs that the Board in its discretion determines is likely to result in a change in control of the Company,

on completion of the relevant event or transaction, your Performance Rights (in all Tranches) automatically vest, and the Service Condition and the Non-forfeiture Condition are waived . See clause 10(a) of your Employment Agreement for more detail.

8 Restrictions on dealing

8.1 Meaning of Dealing

Dealing in securities is a broad concept and covers more than simply buying or selling securities. It extends to encumbrances, trading in financial products which operate to limit economic risk, and entering into agreements to buy or sell securities. 'Dealing' is defined in the Plan Rules and rule 3 of the Plan Rules sets out the consequences of Dealing with unvested Performance Rights.

The Company's Securities Dealing Policy also provides guidance on activities which will constitute Dealing. A copy of the Policy is posted on the Company's website at http://www.royalwolf.com.au. You should review the Policy carefully and you must comply with it.

8.2 Before Vesting

Any Dealing in respect of an unvested Performance Right granted under this Offer is prohibited, unless the Board determines otherwise.



If you purport to Deal with your Performance Rights in contravention of the terms of this Offer (including, for instance, by entering into a hedging or other arrangement in relation to your unvested Performance Rights), your Performance Rights will immediately lapse, unless the Board determines otherwise.

8.3 After Vesting

Following vesting, you will be free to Deal in the Shares allocated to you, subject to the requirements of the Company's Securities Dealing Policy (for as long as your employment continues) and all applicable laws.

9 General information

Before deciding how to respond to this Offer, you should read this invitation letter. Together this Offer, the Plan Rules and the relevant provisions of the Employment Agreement set out all of the terms of the Offer, so you should retain them in a safe place for future reference.

Any advice given by the Company in connection with this Offer is general advice only. The Company makes no recommendation about whether you should participate in the Offer. This invitation letter do not constitute investment advice, nor any recommendation by the Company regarding participation in the Offer.

If you have any specific queries about this Offer having regard to your specific circumstances, you should consider obtaining your own financial product advice, at your own expense, from an independent person who is licensed by the Australian Securities and Investments Commission to give such advice.

You are not obliged to participate in the grant of Performance Rights and there will be no other advantages or disadvantages to your employment whatever your decision.

The decision whether or not to participate is yours to make based on your own circumstances and after you have obtained any further advice you feel you require.

The Company undertakes to you that any power, right or discretion of the Company or the Board under the Plan Rules will be exercised or not exercised (as the case requires) so as to give effect to the provisions of the Employment Agreement and this Offer.

10 Statutory relief

In preparing this invitation, the Company has relied upon a Class Order issued by the Australian Securities and Investments Commission which exempts the Company from preparing and lodging a prospectus.

11 Further information

Should you have any further queries or require further information in relation to this Offer, please contact the Chairman, currently Peter Housden.

Details of the current market price of the Company's fully paid shares are available on the Company's website, www.royalwolf.com.au.

